UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Global-E Online Ltd.
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

M5216V106
(CUSIP Number)

June 13, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M5216V106

1	NAME OF REPORTING PERSON Shopify Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 17,414,988
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 17,414,988
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,414,988
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.2%
12	TYPE OF REPORTING PERSON (See Instructions) CO

1	NAME OF REPORTING PERSON Shopify International Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 17,414,988
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 17,414,988
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,414,988
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.2%
12	TYPE OF REPORTING PERSON (See Instructions) CO

Item 1.

(a)	Name of Issuer:
Global-E Online Ltd. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

9 HaPsagot Street, Petah Tikva 4951041, Israel

Item 2.

(a)	Name of Person Filing:
This Schedule 13G is jointly filed by Shopify Inc. and Shopify International Limited (together, the “Reporting Persons”).
Shopify International Limited is a wholly owned subsidiary of Shopify Inc.

(b)	Address of Principal Business Office, or if none, Residence:
The principal business address of Shopify Inc. is 151 O’Connor Street, Ground Floor, Ottawa, Ontario, Canada K2P 2L8.
The principal business address of Shopify International Limited is 2nd Floor Victoria Buildings 1-2 Haddington Road, Dublin 4, D04 XN32, Ireland.

(c)	Citizenship:
Shopify Inc. is a company organized in Ontario, Canada.
Shopify International Limited is a company organized in Ireland.

(d)	Title of Class of Securities:
Ordinary Shares (“Ordinary Shares”)

(e)	CUSIP Number:
M5216V106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)□ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)□ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)□ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)□ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)□ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)□ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)□ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)□ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
(a)    Amount beneficially owned:
As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of the Ordinary Shares listed on such Reporting Person’s cover page.
As of the date hereof, Shopify International Limited is deemed to beneficially own 17,414,988 Ordinary Shares consisting of: (i) 1,761,989 Ordinary Shares directly held by it, (ii) vested warrants exercisable for 14,665,189 Ordinary Shares, and (ii) warrants exercisable for an additional 987,810 Ordinary Shares that will vest within 60 days of the date hereof.
(b)    Percent of class:
Each of the Reporting Persons may be deemed to be the beneficial owner of the percentage of Ordinary Shares listed on such Reporting Person’s cover page. Calculations of the percentage of shares beneficially owned assume 171,307,377 Ordinary Shares outstanding consisting of: (i) 155,654,378 Ordinary Shares outstanding as of March 21, 2022, as reported by the Issuer in its Form 20-F filed on March 28, 2022, and (ii) an aggregate of 15,652,999 Ordinary Shares underlying warrants held by Shopify International Limited that are currently vested and exercisable or that will vest within 60 days of the date hereof.
(c)     Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
See each cover page hereof.
(ii) Shared power to vote or to direct the vote:
See each cover page hereof.
(iii) Sole power to dispose or to direct the disposition of:

See each cover page hereof.
(iv) Shared power to dispose or to direct the disposition of:
See each cover page hereof.

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable

Item 8.	Identification and Classification of Members of the Group.
Not applicable

Item 9.	Notice of Dissolution of Group.
Not applicable

Item 10.	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: June 29, 2022

SHOPIFY INC.

/s/ Jessica Hertz
By: ______________________________
Name: Jessica Hertz
Title: General Counsel and Corporate Secretary

SHOPIFY INTERNATIONAL LIMITED

/s/ Matthias Matthiesen
By: ______________________________
Name: Matthias Matthiesen
Title: Director